February 8, 2011

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853.

Dear Ms. Roberts:

On December 15, 2010, Northern Lights Variable Trust (the "Registrant"), on behalf of the TOPSTM Capital Preservation ETF Portfolio, TOPSTM Balanced ETF Portfolio, TOPSTM Moderate Growth ETF Portfolio, TOPSTM Growth ETF Portfolio, TOPSTM Aggressive Growth ETF Portfolio, TOPSTM Protected Balanced ETF Portfolio, TOPSTM Protected Moderate Growth ETF Portfolio and TOPSTM Protected Growth ETF Portfolio (each a "Portfolio" and together the "Portfolios"), each a series of the Registrant, filed Post-Effective Amendment No. 24 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 28, 2011 and February 8, 2011, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

GENERAL

1.

Comment.  Please acknowledge that the Registrant is aware of its XBRL reporting requirements and is aware of the penalties for failure to comply with these requirements.

Response.  The Registrant acknowledges its XBRL reporting requirements and the penalties for failure to comply.

2.

Comment.  Please provide a response letter filed as correspondence prior to filing any pre- or post-effective amendments to the Registrant's registration statement relating to the Portfolios.  Additionally, please file a pre-effective amendment under Rule 485(a) as the changes to the registration statement to be made in response to comments are material.

Response.  The Registrant confirms that it will file a response letter as correspondence prior to filing any pre- or post-effective amendments to the Registrant's registration statement relating to the Portfolios.  The Registrant also confirms that a pre-effective amendment will be filed pursuant to Rule 485(a).  It is the Registrant's understanding that a request for acceleration will be granted in order to maintain the original effectiveness date anticipated at the time of the initial filing.

PROSPECTUS-SUMMARY SECTION

3.

Comment.  For each Portfolio, under the table entitled Annual Portfolio Operating Expenses, please add a footnote describing Other Expenses as being subject to a contractual limit.

Response.  The requested Other Expenses footnote has been added describing Other Expenses as being subject to a contractual limit.

4.

Comment.  For each Portfolio, under the table entitled Annual Portfolio Operating Expenses, please move the first sentence of the footnote describing Acquired Fund Fees and Expenses to the text of the paragraph preceding the footnote.  Additionally, please remove the second sentence of the footnote and restate it as a stand-alone footnote that references the line Total Annual Portfolio Operating Expenses.

Response.  The requested amendment and addition of a footnote has been made.

5.

Comment.  For each Portfolio, under the disclosure entitled Portfolio Turnover, please add the following at the end of the paragraph "A higher portfolio turnover rate may indicate higher transaction costs."

Response.  The requested sentence has been added describing portfolio turnover.

6.

Comment.  For each Portfolio, under the disclosure entitled Principal Investment Strategies, please add "investment in" to the first sentence of the second paragraph to provide greater clarity.

Response.  The requested amendment has been made.

7.

Comment.  For each Portfolio, under the disclosure "Who Should Invest in the Portfolio?", please remove the bold setting from the font.

Response.  The requested deletion of bold from the font has been made.

8.

Comment.  For the "Balanced" Portfolios, please move the disclosure describing each Portfolio's 25% fixed income and equity investment policy to the same paragraph as the disclosure describing the adviser's expected asset allocation percentages and provide transitional language or other explanation of the interaction of these two elements of the Portfolio's investment strategy.

Response.  The requested amendment has been made.

9.

Comment.  Please change "sub-strategy" to "strategy" when describing the sub-adviser's strategy because "sub-strategy" is not a commonly recognized term.

Response.  The requested amendment has been made.

PROSPECTUS-STATUTORY SECTION

10.

Comment.  Under the section entitled Principal Investment Strategies, please add a disclosure alerting investors to the fact that they may purchase exchange-traded funds ("ETFs") directly without investing through a Portfolio.

Response.  The requested amendment has been made to inform investors that they may purchase exchange-traded funds ("ETFs") directly without investing through a Portfolio.

11.

Comment.  In the third paragraph under the section entitled Principal Investment Strategies, please disclose with more specificity the frequency of investment portfolio rebalancing beyond "regularly."

Response.  Upon consultation with the adviser, the Registrant has amended disclosure to delete "regularly" because there is no set calendar cycle for such rebalancing.

12.

Comment.  Under the subsection entitled Exchange-Traded Funds Investment Vehicle under the TOPSTM methodology, please delete this section or revise to remove the aspects that appear to be "touting" ETFs, including formatting and references to low cost, tax efficiency and risk management.  Additionally, if this section remains, amend the last paragraph to make clear that the adviser considers the factors that follow in addition to those mentioned previously and clarify that each ETF is a subset of a Portfolio's investment portfolio and therefore need not have an identical investment objective to that of a Portfolio.

Response.  The requested deletion has been made.

13.

Comment.  In the description of the sub-adviser, please disclose the year it was founded or commenced investment advisory operations.

Response.  The requested amendment has been made.

14.

Comment.  Please move the last paragraph of the section entitled Management that described the fee paid to Gemini Fund Services to a different section of the prospectus to distinguish this information from that provided for the adviser and sub-adviser.

Response.  Based upon further review of the Form N-1A instructions and the amended fee table footnotes that include a description of the other expenses, the Registrant believes that the description of fees paid to Gemini Fund Services is more appropriately located in the Statement of Additional Information and has moved the disclosure to the Statement of Additional Information.

15.

Comment.  Under the section entitled How To Purchase And Redeem Shares, please consider defining "good order" and "proper form" and consider whether one phrase might suffice.

Response.  The Registrant has amended the reference to good order to include a description of good order and has replaced proper form with good order.

16.

Comment.  Under the section entitled, Frequent Purchases And Redemption Of Portfolio Shares, please add disclosure alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

Response.  The requested disclosure has been added alerting investors that ETFs that hold foreign securities are at greater risk of market timing because of timing differences between hours of trading between U.S. and foreign exchanges.

17.

Comment.  On the last page of the prospectus, please change the last 4 digits of the SEC Public Reference Section's zip code to 1520.

Response.  The requested amendment has been made.

STATEMENT OF ADDITIONAL INFORMATION

18.

Comment.  Please expand the ETF disclosure generally to provide investors with more information about ETFs generally, and specifically: whether ETFs will be Portfolio affiliates, if the Portfolios will look-through the ETFs for purposes of diversification, which portions of Section 12(d)(1) apply to the Portfolios and whether the Portfolios intend to invest in creation units.

Response.  The requested amendment has been made to provide investors with more information about ETFs generally, and specifically: whether ETFs will be Portfolio affiliates, if the Portfolios will look-through the ETFs for purposes of diversification, which portions of Section 12(d)(1) apply to the Portfolios and whether the Portfolios intend to invest in creation units.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

  JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771